31 October 2002

"For the information of the local market, please find following announcement filed with the ASX"

There has been considerable public debate in recent weeks about the issue of executive remuneration.

The remuneration paid to current and former executives of BHP Billiton has featured in a number of media reports on the subject.

BHP Billiton is asking shareholders to consider new Group Incentive Schemes at the annual general meeting to be held on Monday next. In addition, shareholders are being asked to consider and approve the participation in the Schemes by the executive directors.

We have been contacted by a number of shareholders who have raised concerns about the items of business dealing with the participation by executive directors in the proposed Group Incentive Scheme.

We are addressing these concerns as they arise. Our responses do not contain any information that has not already been disclosed. However, in the interests of ensuring that all shareholders have an opportunity to see the key points that we intend to make we are copying the attached letter to the Exchange and lodging it on our website.

Karen Wood
Company Secretary

31 October 2002

Dear Shareholder

Annual General Meeting

A number of our shareholders have made contact with us to ask questions or raise concerns about the items of business to be considered at the Annual General Meeting dealing with proposed new executive incentive arrangements.

As you will recall, these items are motions 16, 17 and 18. Motion 16 asks shareholders to consider a proposed new Group Incentive Scheme (GIS) which will replace all existing plans, while motions 17 and 18 deal with the participation in that GIS by the executive directors - Brian Gilbertson and Chip Goodyear.

As you will be aware the proposed GIS works off past performance; meaning that the quantum of all long term incentives is based on the performance of the particular executive, and the Group, in the period just past. Because the GIS will only commence operation following shareholder approval, there is no past period against which initial awards can be made. For this reason, the Board proposed a transitional arrangement for all participants.

The intent behind the transitional arrangement was to put the executive participants in the same position they would have been in, had the GIS been operating for the previous year.

Shareholders are being asked to approve the participation in the transitional arrangements by the executive directors.

In accordance with the Listing Rules, motions 17 and 18 ask shareholders to approve a cap on the shares that are available (subject to performance) to vest to the executive directors, at the end of the performance period which is three years from the commencement of the relevant period - ie. 30 June 2005.

In determining the cap, for which approval is being sought, the Board calculated the number of shares estimated to be equal to 140% of the executive directors' annual base salary. 140% assumes maximum performance. The critical issue, however, is that while the Board had to assume maximum performance, to ensure there were sufficient shares approved in the event that that level of performance was met, the number of shares that will actually vest will be entirely dependent on performance against the designated performance hurdles (all of which are described in the Notice of Meeting).

The executive directors will only be entitled to the maximum if BHP Billiton's performance is at or above the 85th percentile of our peer group on total shareholder return performance and earnings per share growth exceed the inflationary underpin plus 2% per annum. Needless to say, if BHP Billiton's performance does meet those hurdles then all shareholders will benefit.

It may assist in your deliberations to see the percentage of base salary that may accrue to the Chief Executive under the transitional arrangements and under the proposed GIS, at both the maximum and target levels.

The table below contains maximum awards. It assumes extraordinary performance against all measures.

Proposed Incentive arrangements - Chief Executive
Incentives	Transitional Arrangements at Maximum		Proposed Group Incentive Scheme at Maximum
Short Term Incentive		150%*		105%
Long Term Incentive
	Performance Shares	140%	Deferred Shares	105%
			Performance Shares	105%
Total		290%		315%

* Although the maximum available was 150% the actual paid for FY2002 was 136%.

If target performance is met, the percentage of base salary that may accrue to the Chief Executive under the transitional arrangements and under the proposed GIS is set out in the table below.

Proposed Incentive arrangements - Chief Executive
Incentives	Transitional Arrangements at Target		Proposed Group Incentive Scheme at Target
Short Term Incentive		100%		70%
Long Term Incentive
	Performance Shares	105%	Deferred Shares	70%
			Performance Shares	52.5%
Total		205%		192.5%

At both the target and maximum levels, the percentages available to executive directors have been substantially reduced from the percentages that are currently available via existing plans under which shareholders have previously approved awards.

I want to assure you that the proposed GIS, and the participation in it by Brian Gilbertson and Chip Goodyear, has been well thought out, firstly by the Remuneration Committee (which is comprised solely of independent non-executive directors) and by the Board. It contains performance hurdles that are more rigorous than those in the existing plans. In devising the GIS we have taken extensive market data into account and we do not believe that the levels are excessive. We do believe that it provides the incentives we need to attract and retain executive talent.

While I appreciate the quite proper concerns that have been raised about excessive levels of executive remuneration, I believe that it would not be in the interests of the shareholders of BHP Billiton if these items of business were not passed.

I commend the GIS, and the participation in the transition arrangements by the executive directors, to you.

Yours sincerely
D R Argus
Chairman

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia